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SECURITIES ... ION

02018003

SEC FILE NUMBER
8-53557

ANNUAL AUDITED ... T
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED FEB 27 2002

REPORT FOR THE PERIOD BEGINNING December 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Northtown Trading, L.L.C

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Armor Road - Suite 50
(No. and Street)

North Kansas City (City) MO (State) 64116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Hook, President 816-221-7040
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Donald Baker, CPA
(Name — *if individual, state last, first, middle name*)

4200 Somerset Drive - Suite 241 (Address) Prairie Village (City), KS (State) 66208 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

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SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEVE HOOK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northtown Trading, L.L.C., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

VICKI L. EPPS
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Expires 5-29-05

Vicki L. Epps
Notary Public

Steve Hook
Signature

PRESIDENT
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHTOWN TRADING, L.L.C

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT
PURSUANT TO RULE 17A-5

December 31, 2001

NORTHTOWN TRADING, L.L.C

TABLE OF CONTENTS

Donald Baker, Certified Public Accountant
4200 Somerset Drive • Suite 241 • Prairie Village, KS 66208 • (913) 383-1813 • Fax (913) 383-1899

Member
NORTHTOWN TRADING, L.L.C.
320 Armour Road, Suite 50
Kansas City, Missouri 64116

I have audited the accompanying statement of financial condition of Northtown Trading, L.L.C., as of December 31, 2001, and the related statements of income, cash flows, and changes in member's capital for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northtown Trading, L.L.C., at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Donald Baker, CPA
Prairie Village, Kansas
January 22, 2002

NORTHTOWN TRADING, L.L.C.

STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

CURRENT ASSETS	
Cash	$ 64,401.04
Deposits with Clearing Organizations	1,324,137.92
TOTAL ASSETS	$ 1,388,538.96

LIABILITIES AND NET CAPITAL

LIABILITIES	
Payable to Clearing Organizations	$ 42,760.26
Accounts Payable	132,079.73
Total Liabilities	174,839.99
NET CAPITAL	
Member Contributed Capital	1,100,000.00
Additional Paid-in Capital - Member's Earnings	113,698.97
Total Net Capital	1,213,698.97
TOTAL LIABILITIES AND NET CAPITAL	$ 1,388,538.96

The accompanying notes are an integral part of these financial statements.

NORTHTOWN TRADING, L.L.C.

STATEMENT OF INCOME
Five Months Ended December 31, 2001

REVENUE	
Net Dealer Trading Gain	$ 495,945.24
Interest	1,371.06
Total Revenue	497,316.30
EXPENSES	
Compensation and Related Benefits	70,460.39
Clearing and Execution Charges	214,103.70
Communications and Data Processing	88,295.98
Occupancy	1,650.00
Other Operating Expenses	9,107.26
Total Expenses	383,617.33
NET INCOME	$ 113,698.97

The accompanying notes are an integral part of these financial statements.

NORTHTOWN TRADING, L.L.C.

STATEMENT OF CASH FLOWS
Five Months Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 113,698.97
Adjustments:	
Increase in Deposits to Clearing Organizations	(1,324,137.92)
Increase in Accounts Payable	174,839.99
NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES	(1,035,598.96)
CASH FLOW FROM FINANCING ACTIVITIES	
Capital Contributions	1,100,000.00
NET CASH FLOW USED BY FINANCING ACTIVITIES	1,100,000.00
NET INCREASE IN CASH	64,401.04
CASH BALANCE – August 1, 2001	-0-
CASH BALANCE – December 31, 2001	$ 64,401.04

The accompanying notes are an integral part of these financial statements.

NORTHTOWN TRADING, L.L.C.

STATEMENT OF CHANGES IN MEMBER'S CAPITAL
Five Months Ended December 31, 2001

	Contributed Capital	Member's Earnings	Member's Equity
BEGINNING BALANCE, August 1, 2001	$ -0-	$ -0-	$ -0-
Capital Contributions	1,100,000.00		1,100,000.00
Net Income		113,698.97	113,698.97
ENDING BALANCE, December 31, 2001	$ 1,100,000.00	$ 113,698.97	$ 1,213,698.97

The accompanying notes are an integral part of these financial statements.

NORTHTOWN TRADING, L.L.C.

NOTES TO THE FINANCIAL STATEMENTS
Five Months Ended December 31, 2001

NOTE 1 — ORGANIZATION AND NATURE OF BUSINESS

The Company was formed as a limited liability company in the State of Delaware on August 28, 2001, and registered as a foreign corporation in the State of Missouri on November 11, 2001. The Company is owned by Tradebot Systems, Inc. The Company is a broker/dealer registered with the Securities and Exchange Commission and is a member of the Pacific Stock Exchange. The Company began operations in December 2001.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions – Trading Profits revenue and related expenses arising from securities transactions are recorded on a trade-date basis.

Commissions – Commissions and related clearing expenses are recorded on a trade-date basis as transactions occur.

Income Taxes – Income taxes are not accrued because the Company is formed as a limited liability company with pass-through to members for reporting income earned.

NOTE 3 — PENSION PLAN

The pension plan is a SIMPLE IRA where the employees can contribute up to the Internal Revenue code maximum. The Company must match the employee contributions or three percent (3%) of earnings, whichever is less.

NOTE 4 — NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company's net capital and required net capital were $1,213,698.97 and $100,000.00, respectively. The Company's net capital ratio to indebtedness was 6.94 to 1.

NORTHTOWN TRADING, L.L.C.

NOTES TO THE FINANCIAL STATEMENTS
Five Months Ended December 31, 2001

NOTE 5 — CLEARING AGREEMENTS

The Company has entered into a clearing agreement with another broker/dealer whereby that broker/dealer will execute and clear securities transactions for the Company on a fully disclosed basis.

NOTE 6 — AGREEMENTS

The Company has a management agreement with the Tradebot Systems, Inc., its owner, whereby computers, software, furniture, fixtures, payroll, payroll services, and communication services are all inclusive in a monthly payment of twenty-five percent (25%) of net trading profits, plus $10,000.00 per trader.

SUPPLEMENTAL INFORMATION

NORTHTOWN TRADING, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE COMMISSION
Five Months Ended December 31, 2001

COMPUTATION OF NET CAPITAL	
Total Member's Capital	$ 1,213,698.97
Less: Non-Allowable Assets	-0-
Net Capital Before "Haircuts"	1,213,698.97
Less: "Haircuts on Securities Owned"	-0-
NET CAPITAL	$ 1,213,698.97
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum Net Capital Requirement (12.5 % of Total Aggregate Indebtedness)	$ 21,855.00
Minimum Dollar Net Capital Requirement	$ 100,000.00
Net Capital Requirement	$ 100,000.00
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total Liabilities from Statement of Financial Condition	$ 174,839.99
Percentage of Aggregate Indebtedness to Net Capital	14.41%
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART 11A OF FORM X-17A-5 AS OF DECEMBER 31, 2001)	
Net Capital – as reported in the Company's Part 11A (unaudited)	$ 1,213,698.97
NET CAPITAL, per above	$ 1,213,698.97

Donald Baker, Certified Public Accountant
4200 Somerset Drive • Suite 241 • Prairie Village, KS 66208 • (913) 383-1813 • Fax (913) 383-1899

Member
NORTHTOWN TRADING, L.L.C.
320 Armour Road, Suite 50
Kansas City, Missouri 64116

In planning and performing my audit of the financial statements and supplemental schedules of Northtown Trading, L.L.C. (the Company), for the five months ended December 31, 2001, I considered its internal controls, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to

achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, my study and evaluations disclosed a lack of segregation of duties. Although this condition may be considered to be a material weakness in internal control it is a common condition for small entities such as Northtown Trading, L.L.C. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in my audit of the consolidated financial statements of Northtown Trading, L.L.C., for the five months ended December 31, 2001, and this report does not affect my report thereon dated January 22, 2002.

In addition, no facts came to my attention that would indicate the Company was not in compliance with its Type K (2)(ii) exemptions from the requirements of SEC Rule 15c3-3. It is noted that my examination was not directed primarily toward obtaining knowledge of such non-compliance.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the member, management, the SEC, the Pacific Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Donald Baker, CPA
Prairie Village, Kansas
January 22, 2002